

March 17, 2016

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
Reed Smith LLP
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

> RE: MetLife Insurance Company USA:
> MetLife Investors USA Separate Account A
> Series VA (offered on and after _____, 2016)
> Initial Registration Statement filed on Form N-4
> File Nos. 811-03365 and 333-209053
>
> First MetLife Investors Insurance Company:
> First MetLife Investors Variable Annuity Account One
> Class VA (offered on and after _____, 2016)
> Initial Registration Statement filed on Form N-4
> File Nos. 811-08306 and 333-209058

Dear Mr. Conner:

The staff reviewed the above-referenced initial registration statements, which the Commission received on January 20, 2016. We have given the registration statement selective review. Based on our review, we have the following comments. Unless noted otherwise, page references are to the pages in the marked courtesy copy of the Series VA (offered on and after _____, 2016) ("VA") prospectus provided to the staff, and Item references are to the item numbers set forth in Form N-4.

In addition, the comments provided below, unless stated otherwise, also apply to the First MetLife Investors Variable Annuity Account One Class VA (the "NY VA") prospectus.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

3. Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statement to reflect the contract name disclosed on the front cover page of the prospectus.

PROSPECTUS

4. **Cover Page (VA):**

    a. Whenever "AB Global Dynamic Allocation Portfolio" is referenced, please consider adding a parenthetical: (formerly AllianceBernstein Global Dynamic Allocation Portfolio).

    b. Whenever "MetLife Small Cap Value Portfolio" is referenced, please consider adding a parenthetical: (formerly Third Avenue Small Cap Value Portfolio).

5. **Highlights (page 7)**

    a. Please reconcile the disclosure under "Non-Natural Persons as Owners" on page 8 with the corresponding disclosure in the NY VA.

    b. For the NY VA, please disclose that you must be at least 60 years old at contract issue to purchase the GLWB benefit and disclose the actual Minimum Issue Age in the paragraph preceding the "Summary of the GLWB" on page 52.

6. **Investment Portfolio Fees and Expenses (p. 16)**

    a. In the paragraph following the table, please delete the first sentence as MetLife USA is in a position to verify the information received from affiliate funds.

    b. In the paragraph following the table, please delete the third sentence as it is not included in the portfolio disclosure, as filed on Form N-1A.

    c. In the narrative following the end of the table on page 12 of the NY VA, please revise the reference to the Investment Portfolio's prospectus from 2015 to 2016 with respect to applicable fee waivers and/or expense reimbursements.

7. **Examples (page 17)**

In the introductory paragraph, please change the terms "contract Owner transaction expenses" and "Contract Fees" to "Owner Transaction Expenses" and

"Account Fee," respectively to accurately reflect the terms that are used in the fee tables.

8.   Termination for Low Account Value (page 20)

In the second to last sentence of the section appearing on page 21, in lieu of reference to "a guaranteed death benefit," please specify the applicable death benefits.

9.   Allocation of Purchase Payments (page 21)

In the paragraph beginning with, "Once we receive your Purchase Payment . . .", the last sentence states, ". . . we will either send back your money or get your permission to keep it until we get all of the necessary information." Please disclose *where* you would "keep" the money during that time.

10.   Rebalancing (page 29)

The disclosure indicates that "if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month."

Please disclose whether rebalancing would occur on the first day of the following month if a quarterly rebalancing date occurred on the 28th of February.

Please apply the same to DCA and EDCA on, respectively, pages 38 and 39.

11.   Investment Options (page 32)

Please add "before investing" after the phrase "YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY" in the second paragraph. Item 5(d).

12.   Enhanced Dollar Cost Averaging (EDCA) Program (NY VA, page 31)

Please explain the changes made in the last paragraph beginning with: "If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death . . ." as they apply to contracts issued previously under another registration statement.

13.   Guaranteed Withdrawal Benefit – Rider Charge (NY VA, page 34)

Please disclose that a pro rata portion of the rider charge will not be assessed if "you assign your contract" in contrast to the VA on page 42.

14.   Transfers (page 35)

In the second bullet point under the paragraph beginning "For transfers during the Accumulation Phase . . . . ," please indicate *when* you will provide notice of any such maximum allocation limit.

15.   Living Benefits (page 51)

      a.   The Guaranteed Withdrawal Benefit is defined either as "GWB v1" or just "GWB" (see page 11). For clarity, please use only one term consistently throughout the prospectus

      b.   In the paragraph preceding, respectively, the Summary for the GWB on page 62 and the GLWB on page 72 of the VA prospectus, please identify the specific states where each rider is not available or indicate that it is available in all states, as applicable.

16.   Death benefit (page 84)

      a.   For the VA, in the first paragraph under "Upon Your Death," please clarify whether the Annual Step-Up may be elected along with the GLWB Death Benefit.

      b.   For the NY VA, in the first paragraph on page 65, given that there are only two living benefit riders, please simply state that the Annual Step-Up Death Benefit may not be elected with the GWB but can be elected with the GLWB.

17.   Federal Income Tax Status (page 96)

      Please confirm the section is current and accurate.

18.   Distributor (page 107)

      Please explain *how* MetLife Investors Distribution Company is affiliated. Item 10(d).

19.   Appendix A

      a.   Please make sure all cross-references to Appendix A have been appropriately revised, *e.g.,* first paragraph, respectively, under "Met Investors Series Trust" on page 33 and "Metropolitan Series Fund" on page 34.

      b.   When "Wells Capital Management Incorporated" is referenced on page A-2, please consider retaining the parenthetical: (formerly Third Avenue Management LLC).

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

20.   Based on the anticipated effective date for the filing, please confirm that all information required in the SAI as of the most recent fiscal or calendar year will be updated appropriately.

21.   **Selling Firms (page 4)**

Please confirm the list of selling firms and update as necessary.

22.   **Additional Federal Tax Considerations (page 8)**

Please confirm that the disclosure is current and accurate.

PART C

23.   **Exhibits**

a.   With regard to exhibit 13, please submit powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

b.   Please replace "forms of" exhibits with actual copies of the agreements when they are available.

c.   Please provide, as an exhibit, a copy of the maintenance agreement discussed in the second paragraph under "Company" on page 3 of the NY VA SAI.

24.   **Financial Statements, Exhibits, and Certain Other Information**

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

25.   **Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office